No Act

ACT IAA
SECTION 206(4)
RULE 206(4)-3
PUBLIC AVAILABILITY 6/29/11

June 29, 2011
Our Ref. No. 2011451153
J.P. Morgan Securities LLC
File No. 008-35008

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

We would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-3 thereunder if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to J.P. Morgan Securities LLC (formerly known as J.P. Morgan Securities Inc.) (the "Settling Firm") or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with Rule 206(4)-3,[1] notwithstanding an injunctive order issued by the United States District Court for the Southern District of New York (the "Judgment") that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to the Settling Firm or certain related persons.[2]

Our position is based on the facts and representations in your letter dated June 29, 2011, particularly the representations of the Settling Firm that:

(1) it will conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to the Settling Firm, which is subject to the Judgment;

(2) the Judgment does not bar or suspend the Settling Firm or any person currently associated with the Settling Firm from acting in any capacity under the federal securities laws;[3]

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1 Rule 206(4)-3 prohibits any investment adviser that is required to be registered under the Advisers Act from paying a cash fee, directly or indirectly, to any solicitor with respect to solicitation activities if, among other things, the solicitor is subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act.

2 *Securities and Exchange Commission v. J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities, Inc.),* No. 11-CV-4206 (S.D.N.Y.)(June 29, 2011).

3 Section 9(a)(2) of the Investment Company Act of 1940 (the "Investment Company Act") provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Investment Company Act or a principal underwriter for any registered open-end investment company or registered unit investment trust if, among other things, that person, by reason of any misconduct, is permanently or temporarily enjoined from acting, among other things, as an underwriter, broker, dealer or investment adviser, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any s


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(3) it will comply with the terms of the Judgment, including, but not limited to, the payment of disgorgement and the civil penalty; and

(4) for ten years from the date of the entry of the Judgment, the Settling Firm or any investment adviser with which it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the Judgment in a written document that is delivered to each person whom the Settling Firm solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within five (5) business days after entering into the contract.

This position applies only to the Judgment and not to any other basis for disqualification under Rule 206(4)-3 that may exist or arise with respect to the Settling Firm or any of its associated persons.



Shannon Conaty
Senior Counsel

Section 9(a)(3) extends the prohibition to any company any affiliated person of which is disqualified pursuant to Section 9(a)(2).

The entry of the Judgment, absent the issuance of an order by the Commission pursuant to Section 9(c) of the Investment Company Act that exempts the Settling Firm from the provisions of Section 9(a) of the Investment Company Act, would effectively prohibit the Settling Firm and companies of which it is an affiliated person from acting in any of the capacities set forth in Section 9(a) of the Investment Company Act. You state that, pursuant to Section 9(c) of the Investment Company Act, the Settling Firm and certain affiliated persons, on behalf of themselves and future affiliated persons, submitted an application to the Commission requesting (i) an order of temporary exemption from Section 9(a) of the Investment Company Act and (ii) a permanent order exempting such persons from the provisions of Section 9(a) of the Investment Company Act.

On June 29, 2011, the Commission issued an order granting the Settling Firm, certain affiliated persons and future affiliated persons a temporary exemption from Section 9(a) of the Investment Company Act pursuant to Section 9(c) of the Investment Company Act, with respect to the Judgment, until the date the Commission takes final action on the application for a permanent order. *J.P. Morgan Securities LLC, et al.*, SEC Rel. No. IC-29711 (June 29, 2011). Therefore, the Settling Firm, certain affiliated persons and future affiliated persons are not currently barred or suspended from acting in any capacity specified in Section 9(a) of the Investment Company Act as a result of the Judgment.

BINGHAM

Herbert F. Janick III
Direct Phone: 20 7.780.8270
Direct Fax: 207.780.8280
herb.janick@bingham.com

June 29, 2011

Via FedEx (advance copy via email)

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: SEC v. J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities Inc.) 11-CV-4206

Dear Mr. Scheidt:

We submit this letter on behalf of our client, J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities Inc.) ("J.P. Morgan Securities") in connection with the settlement of the above-captioned civil action (the "Action") brought by the United States Securities and Exchange Commission (the "Commission") in the United States District Court for the Southern District of New York (the "Court"). The Action related to alleged violations of the federal securities laws by J.P. Morgan Securities in connection with its sale of a collateralized debt obligation ("CDO") to institutional investors.

J.P. Morgan Securities, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 (as amended, the "Advisers Act"), seeks the assurance of the staff of the Division of Investment Management (the "Staff") that it would not recommend any enforcement action to the Commission under Section 206(4) of the Advisers Act and Rule 206(4)-3 thereunder (the "Rule") if any investment adviser that is required to be registered pursuant to Section 203 of the Advisers Act pays to J.P. Morgan Securities, or any of its associated persons, as defined in Section 202(a)(17) of the Advisers Act, a cash solicitation fee, directly or indirectly, for the solicitation of advisory clients in accordance with the Rule notwithstanding the existence of the Judgment[1] (as described below) that otherwise would preclude such an investment adviser from paying such a fee, directly or indirectly, to J.P. Morgan Securities or certain related persons. While the Judgment does not operate to prohibit or suspend J.P. Morgan Securities or any of its associated persons from being associated with or (except as provided in Section 9(a) of the Investment Company Act of 1940 (the "Company Act"), from which Section relief is

[1] *Securities and Exchange Commission v. J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities Inc.)*, Case No. 11-CV-4206 (S.D.N.Y., June 29, 2011).

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separately being requested by J.P. Morgan Securities)[2] acting as an investment adviser and does not relate to solicitation activities on behalf of any investment adviser, the Judgment may affect the ability of J.P. Morgan Securities and its associated persons to receive such payments. The Staff in many other instances has granted no-action relief under the Rule in similar circumstances.

BACKGROUND

The conduct of J.P. Morgan Securities alleged in the complaint in the Action involved an offering of a largely synthetic CDO whose portfolio consisted primarily of credit default swaps ("CDS") referencing other CDO securities to qualified institutional buyers in reliance on the exemption from registration under the Securities Act of 1933 (as amended, the "Securities Act") provided by Rule 144A thereunder and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S thereunder. The complaint alleged that J.P. Morgan Securities represented in marketing materials that the collateral manager selected the CDO's investment portfolio but failed to disclose that the hedge fund that purchased the subordinated notes (or "equity"), which also took the short position on roughly half of the portfolio's assets, played a significant role in the selection process. Specifically, the complaint alleged that although the offering circular for the CDO did have a risk factor that disclosed that a noteholder may hold a short position with respect to the referenced CDOs or buy credit protection with respect to the referenced CDOs, and that a noteholder may act with respect to those positions "without regard to whether any such action might have an adverse effect on the Issuer, the Noteholders, related Reference Entity or any Reference Obligation," this disclosure did not indicate that such a noteholder was involved in the portfolio selection process.

In connection with the above-captioned proceeding, J.P. Morgan Securities and the Division of Enforcement reached an agreement to settle the Action as described below, and J.P. Morgan Securities has executed a consent to the entry of a judgment by the Court (the "Judgment") without admitting or denying the matters set forth in the Commission's complaint in the Action (except as to the jurisdiction of the Court).

In the Judgment, dated June 29, 2011, the Court permanently restrains and enjoins J.P. Morgan Securities from violating Sections 17(a)(2) and (3) of the Securities Act in the offer or sale of any security or security-based swap agreement. The Judgment also decrees that J.P. Morgan Securities is liable for disgorgement of $18.6 million, together with prejudgment interest thereon in the amount of $2 million, and a civil penalty in the amount of $133 million. Finally, the Judgment requires J.P. Morgan Securities to comply with certain undertakings relating to: (i) the vetting and approval process for offerings of residential mortgage-related securities (other than agency RMBS), including CDOs referencing those securities (collectively, "mortgage securities"); (ii) the role of J.P. Morgan Securities' Legal and Compliance

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[2] J.P. Morgan Securities and certain affiliates, pursuant to Section 9(c) of the Company Act, are separately filing an application requesting (i) a temporary order exempting J.P. Morgan Securities and certain affiliates from the provisions of Section 9(a) of the Company Act pending the determination of the Commission on an application for permanent exemption and (ii) a permanent order exempting J.P. Morgan Securities and certain affiliates from the provisions of Section 9(a) of the Company Act.

Department with respect to the review of marketing materials used in connection with mortgage securities offerings; (iii) the review of the written marketing materials used in connection with mortgage securities by outside counsel where J.P. Morgan Securities is the lead underwriter of an offering of mortgage securities and retains outside counsel to advise on the offering; (iv) the delivery of offering circulars/prospectuses for mortgage securities offerings; (v) annual internal audits to determine that items (i)-(iv) are being complied with; and (vi) education and training of persons involved in the structuring or marketing of mortgage securities offerings.

EFFECT OF RULE 206(4)-3

The Rule prohibits an investment adviser required to be registered pursuant to Section 203 of the Advisers Act from paying a cash fee to any solicitor that (among other disqualifying events) has been permanently or temporarily enjoined by an order, judgment, or decree of a court of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security. Entry of the Judgment would cause J.P. Morgan Securities to be disqualified under the Rule and, accordingly, absent no-action relief, J.P. Morgan Securities would be unable to receive cash payments from advisers required to be registered for the solicitation of advisory clients.

DISCUSSION

In the release adopting the Rule, the Commission stated that it "would entertain, and be prepared to grant in appropriate circumstances, requests for permission to engage as a solicitor a person subject to a statutory bar."[3] We respectfully submit that the circumstances present in this case are precisely the sort that warrant a grant of no-action relief.[4]

The Rule's proposing and adopting releases explain the Commission's purpose in including the disqualification provisions in the Rule. The purpose was to prevent an investment adviser from hiring as a solicitor a person whom the adviser was not permitted to hire as an employee, thus doing indirectly what the adviser could not do directly. In the proposing release, the Commission stated:

> Because it would be inappropriate for an investment adviser to be permitted to employ indirectly, as a solicitor, someone whom it might not be able to hire as an employee, the Rule prohibits payment of a referral fee to someone who...has engaged in any of the conduct set forth in Section 203(e) of the [Advisers] Act...and therefore could be the subject of a Commission order barring or

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[3] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 688 (July 12, 1979), 17 S.E.C. Docket (CCH) 1293, 1295, at note 10.

[4] J.P. Morgan Securities has obtained similar no-action relief in the past. *See, e.g., In the Matter of Certain Initial Public Offerings and Secondary Offerings*, SEC No-Action Letter (pub. avail. Oct. 8, 2003); *In the Matter of J.P. Morgan Securities Inc.*, SEC No-Action Letter (pub. avail. Oct. 31, 2003).

> suspending the right of such person to be associated with an investment adviser.[5]

The Judgment does not bar, suspend, or limit J.P. Morgan Securities or any person currently associated with it from acting in any capacity under the federal securities laws (except as provided in Section 9(a) of the Company Act).[6] J.P. Morgan Securities has not been sanctioned in the Action for any activity relating to the solicitation of advisory clients, nor was any such activity at issue in the Action. Accordingly, consistent with the Commission's reasoning, there does not appear to be any reason to prohibit an adviser from paying J.P. Morgan Securities or its associated persons for engaging in solicitation activities under the Rule.

In addition, the need for the no-action relief requested is neither theoretical nor speculative, but instead is concrete. J.P. Morgan Securities currently is contractually entitled to receive cash compensation from investment advisers in connection with its solicitation of advisory clients for those advisers. The Staff previously has granted numerous requests for no-action relief from the disqualification provisions of the Rule to individuals and entities found by the Commission to have violated a wide range of federal securities laws and rules thereunder and SRO rules or permanently enjoined by courts of competent jurisdiction from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.[7]

UNDERTAKINGS

In connection with this request, J.P. Morgan Securities undertakes:

1. to conduct any cash solicitation arrangement entered into with any investment adviser registered or required to be registered under Section 203 of the Advisers Act in compliance with the terms of Rule 206(4)-3, except for the investment adviser's payment of cash solicitation fees, directly or indirectly, to J.P. Morgan Securities, which is subject to the Judgment;

2. to comply with the terms of the Judgment, including, but not limited to, the payment of disgorgement and the civil penalty; and

3. that, for ten (10) years from the date of the entry of the Judgment, J.P. Morgan Securities or any investment adviser with whom it has a solicitation arrangement subject to Rule 206(4)-3 will disclose the

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[5] *See* Requirements Governing Payments of Cash Referral Fees by Investment Advisers, Inv. Adv. Act Rel. No. 615 (Feb. 2, 1978), 14 S.E.C. Docket (CCH) 89, 91.

[6] *See supra* n.2.

[7] *See, e.g., Goldman Sachs & Co.*, SEC No-Action Letter (pub. avail. July 22, 2010); *General Electric Company*, SEC No-Action Letter (pub. avail. Aug. 12, 2009); *Citigroup Global Markets*, SEC No-Action Letter (pub. avail. Dec. 23, 2008); *Dougherty & Company LLC*, S.E.C. No-Action Letter (July 3, 2003); *Fahnestock & Company Inc.*, S.E.C. No-Action Letter (Apr. 21, 2003).

Judgment in a written document that is delivered to each person whom J.P. Morgan Securities solicits (a) not less than 48 hours before the person enters into a written or oral investment advisory contract with the investment adviser or (b) at the time the person enters into such a contract, if the person has the right to terminate such contract without penalty within five (5) business days after entering into the contract.

CONCLUSION

We respectfully request the Staff to advise us that it will not recommend enforcement action to the Commission if an investment adviser that is required to be registered with the Commission pays J.P. Morgan Securities a cash payment for the solicitation of advisory clients, notwithstanding the Judgment.

Please do not hesitate to contact me at (207) 780-8270 if you have any questions about this request.

Sincerely,

Herbert F. Janick III by [illegible]

Herbert F. Janick III

cc: Kenneth Lench
(Division of Enforcement)

Reid A. Muoio
(Division of Enforcement)

Carolyn Kurr
(Division of Enforcement)